[LOGO OMITTED] Koor Industries Ltd.

KOOR INDUSTRIES SIGNS DEFINITIVE AGREEMENT TO SELL ELISRA ELECTRONIC SYSTEMS TO ELBIT SYSTEMS

* Koor Industries, Elbit Systems and Federmann Enterprises amend agreements signed in December, 2004

TEL AVIV, Israel - July 6, 2005 - Koor Industries (NYSE: KOR) ("Koor") a leading Israeli investment holding company, announced today the signing of a definitive agreements for the sale of its entire 70% holding in Elisra Electronic Systems ("Elisra",) to Elbit Systems (NASDAQ: ESLT) ("Elbit"). Koor will receive an immediate cash consideration of $70 million, and an additional consideration following receipt of future insurance proceeds. Koor also received the right to acquire Dekolink Ltd. - a -start-up in the cellular area wholly owned by Elisra.

As originally agreed, Koor will sell the 18.2% balance of its shares in Tadiran Communications (TASE: TDCM) ("Tadiran") to Elbit for $83 million. This sale will be conducted in two parts, whereby following the sale of the first 5% Elbit will receive joint control in Tadiran.

Koor will acquire an additional 2.3% of Elbit Systems from Federmann Enterprises for $25 million.

The definitive agreements have been approved by the Board of Directors of both Koor and Elbit. Elbit's acquisition of Elisra and Tadiran shares is subject to the approvals of Elbit Systems' general shareholder meeting (within the next sixty days) and Israel's anti-trust commissioner.

Once all stages of the transaction are completed Koor will hold 7.6% of Elbit, and have reduced its net bank debt to below $100 million. Elbit will hold 70% of Elisra, and approximately 38% of Tadiran based on its current shareholders.

Jonathan Kolber, CEO of Koor Industries said: "We are pleased to be part of the merger of Israel's leading private defense sector. Our holding in Elbit, which will hold stakes in Israel's leading private defense companies, will help us continue to benefit and grow with one of Israel's major industries. The current proceeds will go towards substantially reducing Koor's net debt, and further freeing the resources for new investments."

Danny Bran, President of Koor Industries said: "The current transaction structure whereby Elbit Systems is directly acquiring our stake in Elisra will enable both companies to mutually leverage on each others core competencies creating a leading defense electronics group".

Joseph Ackerman, President of Elbit Systems said: "This is another significant step in the consolidation process of the Israeli defense industry, a step clearly expected to enhance our capabilities in the international market. Tadiran Communications and the companies of the Elisra Group - Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd., and Tadiran Spectralink Ltd. - all have advanced technological capabilities. They also have unique products with proven operational capabilities in numerous defense forces worldwide, including the Israeli Defense Forces, and outstanding personnel, who are the key to their success."

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group, Tadiran Communications (TASE: TDCM) and Elbit Systems (NASDAQ: ESLT); and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information please visit www.koor.com
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About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world in the areas of


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aerospace land and naval systems command control communications computers intelligence surveillance and reconnaissance ("C4ISR") advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications

About Elisra Defense Group
The Elisra Group comprises Elisra Electronic Systems Ltd. Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. The Group designs develops manufactures integrates and supports advanced system solutions for air sea and land deployment in over 25 countries.

About Tadiran Communications
Tadiran Communications develops manufactures and markets combat-proven military communications solutions. Tadiran's secure and immune military communications systems and equipment serve the armed forces of over 50 countries worldwide. In 2003 Tadiran's annual sales totaled $272 million - 83.4% of which was derived from exports.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd. -
+9723 9008 310
or Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd. - +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.